FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 30, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 30, 2004                                         By: Lorraine Day
                                                             ------------------
                                                                  Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


27 January 2004               Abacus (GSK)Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 9,319 Ordinary shares in the Company to participants in the SmithKline Beecham
                              Employee Share Option Plan 1991.


The Company was advised of this transaction on 28 January 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

28 January 2004

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

GlaxoSmithKline Savings Related Share Option Scheme

3. Period of return:

From    28 June 2003             To     29 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

91,883

5. Number of shares issued / allotted under scheme during period:

73,936

6. Balance under scheme not yet issued / allotted at end of period

17,987

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

104,196 shares blocklisted on 25 June 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,949,453,777

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

GlaxoSmithKline Share Option Plan - ADS

3. Period of return:

From        28 June 2003                              To     29 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

0

5. Number of shares issued / allotted under scheme during period:

101,234

6. Balance under scheme not yet issued / allotted at end of period

214,803

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

77,942 shares blocklisted on 11 December 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,949,453,777

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

GlaxoSmithKline Share Option Plan - Ordinary Shares

3. Period of return:

From        28 June 2003                              To     29 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

0

5. Number of shares issued / allotted under scheme during period:

47,999

6. Balance under scheme not yet issued / allotted at end of period

188,673

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

77,942 shares blocklisted on 11 December 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,949,453,777

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Group Limited Share Option Scheme

3. Period of return:

From        28 June 2003                              To     29 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,814,277

5. Number of shares issued / allotted under scheme during period:

694,155

6. Balance under scheme not yet issued / allotted at end of period

3,120,122

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

10,000,000 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,949,453,777

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Wellcome International Share Option Scheme

3. Period of return:

From        28 June 2003                              To     29 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

22,504,679

5. Number of shares issued / allotted under scheme during period:

984,560

6. Balance under scheme not yet issued / allotted at end of period

21,520,119

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

35,236,365 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,949,453,777

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Wellcome 1999 Share Option Plan

3. Period of return:

From        28 June 2003                              To     29 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

40,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

40,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

40,000 shares blocklisted on 25 June 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,949,453,777

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Wellcome UK Savings Related Share Option Plan

3. Period of return:

From        28 June 2003                              To     29 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,895,265

5. Number of shares issued / allotted under scheme during period:

3,188

6. Balance under scheme not yet issued / allotted at end of period

3,856,077

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,500,000 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,949,453,777

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Wellcome UK Share Option Scheme

3. Period of return:

From        28 June 2003                              To     29 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,517,843

5. Number of shares issued / allotted under scheme during period:

12,514

6. Balance under scheme not yet issued / allotted at end of period

5,505,329

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,031,645 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,949,453,777

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

SmithKline Beecham 1989 Executive Share Option Plan - Approved - Ordinary Shares

3. Period of return:

From        28 June 2003                              To     29 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

730,266

5. Number of shares issued / allotted under scheme during period:

267,748

6. Balance under scheme not yet issued / allotted at end of period

462,518

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3,027,248 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,949,453,777

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

SmithKline Beecham 1989 Executive Share Option Plan - Unapproved - ADS

3. Period of return:

From        28 June 2003                              To     29 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,684,450

5. Number of shares issued / allotted under scheme during period:

926,336

6. Balance under scheme not yet issued / allotted at end of period

758,114

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,000,000 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,949,453,777

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

SmithKline Beecham 1989 Executive Share Option Plan - Unapproved - Ordinary
Shares

3. Period of return:

From        28 June 2003                              To     29 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

257,600

5. Number of shares issued / allotted under scheme during period:

207,418

6. Balance under scheme not yet issued / allotted at end of period

50,182

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,949,453,777

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Wellcome Executive Share Option Scheme

3. Period of return:

From        28 June 2003                              To     29 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

7,861

5. Number of shares issued / allotted under scheme during period:

1,212

6. Balance under scheme not yet issued / allotted at end of period

6,649

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

218,273 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,949,453,777

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Wellcome 500 Plan

3. Period of return:

From        28 June 2003                              To     29 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,745

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

3,745

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

105,756 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,949,453,777

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Burroughs Wellcome Management Stock Option Plan

3. Period of return:

From        28 June 2003                              To     31 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

0

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

0

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

33,785 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,949,453,777

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature